March 16, 2005

Securities and Exchange Commission 500 North Capital Street Washington, D.C. 20549 Attention: Owen Pinkerton	MARK I. FISHER 212-940-8877 E-MAIL ADDRESS mark.fisher@kmzr.com Direct Fax Number (212) 935-8405
  Re:
  The Newkirk Master Limited Partnership—Amended Schedule TO-I
  Filed March 8, 2005
  File No. 005-79560

Gentlemen:

The following are our responses to the staff's comment letter of March 15, 2005 with respect to Amended Schedule TO-I for the Newkirk Master Limited Partnership (the "MLP") filed on March 8, 2005. Cover Page of Schedule TO-I

1.
Comment: We note your response to prior comment 1 and do not agree with your analysis and conclusion. Please provide your analysis regarding the applicability of Instruction K(1) to Schedule TO to the members of the Newkirk Group who own approximately 80% of the limited partnership interests and who control and general partner of the partnership.

  Response: Rule 13e-4(b)(1) requires an issuer or affiliate making an "issuer tender offer" to file a Schedule TO. Rule 13e-4(a)(2) defines "issuer tender offer" as a "tender offer for, or a request or invitation for tenders of, any class of equity security made by the issuer of such class of equity security or by an affiliate."

  The current offer is being made directly by the issuer and not by an affiliate. Accordingly, pursuant to Rule 13e-4(b)(1), the obligation to file a Schedule TO rests solely with the issuer. Similarly, Instruction K(1) would not be applicable because the current tender offer is not being made on behalf of anyone but the MLP.

  Please note that we have disclosed that the MLP is approximately 80.4% owned by affiliates of the general partner (see the third paragraph of Section 9 of the Offer to Purchase) and that, due to this ownership, the general partner had a conflict of interest in structuring the offer and determining the price to be offered (see Item 11 to Amendment No. 1 to Schedule TO). Accordingly, while we agree that the ownership percentage in the MLP by affiliates of the general partner and the potential conflicts associated therewith should be disclosed to investors, we do not believe that such affiliates are filing persons under Rule 13e-4(b)(1) or that the Offer is being made on their behalf as set forth in Instruction K(1).

Securities and Exchange Commission
March 16, 2005

Offer to Purchase

Incorporation by Reference—Page 10

2.
Comment: We note your responses to prior comment 8. Advise us whether or not financial statements of the issuer, and any additional offerors, are material. It remains the staff's position, as reflected in the telephone interpretation to which we have previously referred, that an offeror must disclose and disseminate the summarized financial information required by Item 1010(c) of Regulation M-A to the extent the offeror has determined financial statements to be material in the context of the offer but has elected to incorporate such financial statements by reference.

  Response: We do not believe that the financial statements of the MLP are material in the context of the offer.

Background of the Transaction—Page 14

3.
Comment: We note your response to comment 9, and previously understood that the existing disclosure had addressed the net asset valuation of the units. Our comment, however, sought to address the determination of the $42.50 price per unit you are willing to pay. Please revise to disclose the valuation methodologies used in deciding the amount of consideration offered.

  Response: No methodology or calculation was employed by the MLP in setting the offer price. As we've disclosed in the Offer to Purchase, the offer price merely represents the amount that the MLP is willing to pay for the units at this time. (See "SUMMARY TERM SHEET—How was the purchase price determined?") and is "substantially below the general partner's $85.48 per unit estimate" of the MLP's net asset value (see second paragraph of Section 12). We have also stated that the MLP is not making any representation as to the fairness of the offer (see the last paragraph of Section 12). However, we are not able to describe any methods or calculations underlying our establishment of the offer price because no such method or calculation was made.

Please call either Mark Fisher (212-940-8877) or Elliot Press (212-940-6348) should you have any questions.

Sincerely yours,

Mark I. Fisher